ARTES MEDICAL, INC.
5870 Pacific Center Boulevard
San Diego, California 92121
September 12, 2008
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628

Attn:	Daniel F. Duchovny, Esq. Division of Corporation Finance

Re:	Artes Medical, Inc. (the “Company”) Soliciting Materials filed pursuant to Rule 14a-12 Preliminary Proxy Statement File No. 001-33205 Filed August 29, 2008
Dear Mr. Duchovny:
This letter is being filed to notify the Staff of the Securities and Exchange Commission (the “Commission”) regarding the methods used by an investor group to solicit proxies in violation of Rule 14a-6(b) and (c) of the Securities Exchange Act of 1934, as amended. The investor group includes proxy organizer Michael Shack, McKenzie Partners Inc., Wolfe Axelrod Weinberger Associates LLC and others who we believe are working in concert to circumvent the SEC’s rules and regulations with respect to the Company’s annual meeting of stockholders. In particular, Mr. Shack has issued at least two press releases and engaged in a series of postings on the internet which support his proxy contest and disparage our company and our officers and directors. We believe these written soliciting materials should have been filed under the cover of Schedule 14A.
Attached hereto please find the following press releases: (i) “Proxy Organizer Urges Company to Call Annual Meeting on September 19, 2008 – Proxy Organizer Seeking to Replace Five Board Directors,” dated August 11, 2008; (ii) “Proxy Group Reacts to Recent Stock Activity in Artes Medical, Inc.,” dated September 3, 2008; and (iii) “Shareholder Files Derivative Complaint against Management and Board Member of Artes Medical, Inc.,” dated September 10, 2008.
In addition, we have attached ten internet postings on the Yahoo.com message board (dated from August 14, 2008 through September 5, 2008) that we believe were posted by the proxy organizer or another member of the investor group under the pseudonym “before.thef...” In one of the recent postings, dated September 5, 2008, before.thef... specifically responds to the Section 14A letter published by the Company and states “When you combine the shares of all the parties involved it well exceeds 1% as Chris [Reinhardt] lies about. My shares and my family trust is well beyond [1% of the Company’s outstanding voting stock].” This is a direct reference to the Company’s statement in the Section 14A letter that “. . . H. Michael Shack, . . . collectively with the other stockholders listed in his filing own less than 1% of the Company’s outstanding voting stock,” and leaves little doubt that the author of this posting (as well as the other nine posting under the name “before.thef...”) was a member of the investor group soliciting proxies.

We respectfully request the Commission to investigate into this improper conduct and take any action it deems appropriate. Please feel free to contact me if you need any additional information or further clarification.
Very truly yours,
/s/ Karla R. Kelly
Karla R. Kelly
Chief Legal Officer, General Counsel and Corporate Secretary
Enclosures
cc: DLA Piper US LLP
      Jeffrey C. Thacker (via email: jeff.thacker@dlapiper.com)
      Theodore Altman (via email: ted.altman@dlapiper.com)